EXHIBIT 12
CATERPILLAR FINANCIAL SERVICES CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF PROFIT TO FIXED CHARGES

YEARS ENDED DECEMBER 31,
(Unaudited)
(Dollars in Millions)

	2008	2007	2006	2005	2004

Profit	$385	$494	$473	$364	$287

Add:
Provision for income taxes	120	234	215	173	137

Deduct:
Partnership income	(3)	(7)	(4)	(6)	(3)

Profit before income taxes and partnership income	$502	$721	$684	$531	$421

Fixed charges:
Interest expense	$1,159	$1,132	$1,029	$783	$532
Rentals at computed interest*	6	5	6	5	5

Total fixed charges	$1,165	$1,137	$1,035	$788	$537

Profit before income taxes plus fixed charges	$1,667	$1,858	$1,719	$1,319	$958

Ratio of profit before income taxes plus fixed charges to fixed charges	1.43	1.63	1.66	1.67	1.78

*Those portions of rent expense that are representative of interest cost.